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                             September 25, 2023

       Qun Lu
       Chief Executive Officer
       CH AUTO Inc.
       6F, Building C
       Shunke Building
       Shunyi District, Beijing 101200, China

                                                        Re: CH AUTO Inc.
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form F-4
                                                            Filed September 22,
2023
                                                            File No. 333-270267

       Dear Qun Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed September 22, 2023

       General

   1. It appears that you will request effectiveness of your registration statement on Form F-4 before completing the
CSRC process. Please confirm in writing that you will notify us promptly of any changes
to your disclosure regarding or requested by the CSRC.
               You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-
       3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia
Timmons-Pierce at 202-551-
       3754 with any other questions.
 Qun Lu
CH AUTO Inc.
September 25, 2023
Page 2




FirstName LastNameQun Lu    Sincerely,
Comapany NameCH AUTO Inc.
                            Division of Corporation Finance
September 25, 2023 Page 2   Office of Manufacturing
FirstName LastName